Helius Medical Technologies, Inc.
41 University Drive, Suite 400
Newtown, PA 18940

May 4, 2015

Via EDGAR Transmission

Amanda Ravitz
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Helius Medical Technologies, Inc.
Registration Statement on Form 10-12G
Filed April 15, 2015
File No. 000-55364

Dear Ms. Ravitz:

We hereby submit the responses of Helius Medical Technologies, Inc. (the “Company”), to the comments of the staff of the Securities and Exchange Commission (the “Commission”) set forth in the staff’s letter, dated April 28, 2015, providing the staff’s comments with respect to the above-referenced Registration Statement on Form 10-12G (the “Registration Statement”).

Simultaneously with the submission of this letter, the Company is also filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which reflects changes in response to the staff’s comments.

For the convenience of the staff, each of the staff’s comments is included and is followed by the corresponding response of the Company.

Employees, page 23

1.

We have reviewed your response to prior comment 3. We continue to note, however, that your first full risk factor on page 33 discloses that you have two officers who serve on a full- time basis but that “[a]ll other officers and employees only provide services to [you] on a part-time, limited basis.” Please revise your risk factor disclosure and your disclosure in this section so that they reconcile.

Response:

The Company has revised the disclosure in response to the staff’s comment. Please see pages 23 and 33 of the Amended Registration Statement.

Item 2. Financial Information, page 42

2.	Given your disclosure on the cover page of your Form 10 that you are not a smaller reporting company, please provide the disclosures required by Regulation S-K Item 303(a)(5).

Response:

The Company advises the staff that it does not have any of the obligations required to be disclosed by Item 303(a)(5) of Regulation S-K. Please see page 48 of the Amended Registration Statement

Fiscal Quarter Ended December 31, 2014 Compared to Fiscal Quarter Ended December 31, 2013, page 43

3.

We note the variances in your net losses for the periods presented. Under a separate caption, please expand your disclosure to clearly explain to investors the reasons for the variances in your net losses for the periods presented. Also disclose any known material trends affecting your net losses for the periods presented. Refer to Item 303(b) of Regulation S-K.

Response:

The Company has revised the disclosure in response to the staff’s comment. Please see pages 43 and 44 of the Amended Registration Statement.

Item 7. Certain Relationships, page 58

4.

Given your disclosure on the cover page of your Form 10 that you are not a smaller reporting company, please tell us how your reference to “one percent of the average of our total assets” in the first paragraph complies with Regulation S-K Item 404(a) or revise accordingly.

Response:

The Company has revised the disclosure in response to the staff’s comment. Please see page 58 of the Amended Registration Statement.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Philippe Deschamps
Philippe Deschamps
Chief Executive Officer